February 7, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Limited Form 20-F for Fiscal Year Ended December 31, 2021 File No. 001-39278

Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Inessa Kessman, Robert Littlepage, Alexandra Barone and Mitchell Austin:

This letter sets forth the responses of Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated January 26, 2023.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3, Key Information

3.D. Risk Factors, page 1

1. We note your response to prior comment 1. Please expand your disclosure here to state that recent statements by China’s government, such as those related to the use of variable interest entities (VIEs) and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response

In response to the Staff’s Comment, the Company respectfully proposes to further revise the disclosure on page 1 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Such legal and operational risks associated with being based in China could result in a material change in the operations of us and the VIEs, and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, recent statements by China’s government, such as those related to the use of VIEs and cybersecurity, data privacy or anti-monopoly concerns, have or may impact the ability of us and/or the VIEs to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Therefore, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations, as the government deems appropriate to further regulatory, political and societal goals.

2. We note your response to prior comment 4. Please clearly state in a summary of risk factors bullet point the risks related to obtaining any permissions or approvals required to be obtained from Chinese authorities to (i) operate your business and (ii) offer the securities being registered to foreign investors. Include a specific cross-reference to a more detailed risk factor discussion. Additionally, with a view toward revised disclosure, please clarify in your prospectus summary that you relied on the opinion of counsel to conclude that you have obtained all necessary permissions and approvals to operate your business and to offer the securities being registered to foreign investors.

Response

In response to the Staff’s comment, the Company intends to revise the following disclosure in its future Form 20-F filings in the summary of risk factors bullet points (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities for Our Operations and Securities Issuances to Foreign Investors

Our operations in China are governed by PRC laws and regulations. We are subject to risks relating to the requirements on the licenses, approvals, registrations, filings and other permissions to (i) operate our and the VIEs’ businesses, and (ii) to issue securities to foreign investors. For details, see “Item 3. Key Information – 3.D. Risk Factors – Risks Relating to Our Business and Industry – Certain of our products and solutions are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition,” “Item 3. Key Information – 3.D. Risk Factors – Risks Relating to Our Business and Industry – Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business,”“ Item 3. Key Information – 3.D. Risk Factors – Risks Relating to Our Business and Industry – We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations,” and “Item 3. Key Information – 3.D. Risk Factors – Risks Relating to Doing Business in China – The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

After consulting our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained all necessary licenses and approvals required for operations in China as of the date of this annual report, including business licenses and VAT licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services.

Furthermore, as advised by our PRC legal counsel, in connection with our previous issuance of securities to foreign investors, under currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of any PRC laws or regulations which explicitly require us, our PRC subsidiaries or the VIEs to obtain any approval or permission from the CSRC, the CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs received any formal inquiry, notice, warning or sanction from any PRC governmental authorities in connection with requirements of obtaining such approval or permission, under any currently effective PRC laws, regulations and regulatory rules.

…

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Kingsoft Cloud Holdings Limited

By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director

cc:	Li He, Esq.

Davis Polk & Wardwell LLP

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